UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 14, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

ARAMARK Holdings Corporation
File No. 333-194077

ARAMARK Corporation
File No. 333-194077-147

CF#30715

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ARAMARK Holdings Corporation and ARAMARK Corporation submitted an application under Rule 406 requesting confidential treatment for information they excluded from the Exhibits to a Form S-1 registration statement filed on February 21, 2014, as amended.

Based on representations by ARAMARK Holdings Corporation and ARAMARK Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.71   through March 31, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary